UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIROPHARMA INCORPORATED

(Name of Subject Company)

VIROPHARMA INCORPORATED, as Issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

6% CONVERTIBLE SUBORDINATED NOTES DUE 2007

(Title of Class of Securities)

928241 AA6

928241 AC2

(CUSIP Number of Class of Securities)

Thomas F. Doyle

Vice President and General Counsel

405 Eagleview Boulevard

Exton, Pennsylvania 19341

(610) 458-7300

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copies to:

Jeffrey P. Libson, Esq. Pepper Hamilton LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312-1183 (610) 640-7800	Abigail Arms, Esq. Shearman & Sterling 801 Pennsylvania Avenue Washington, D.C. 20004-2604 (202) 508-8000

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$99,122,500	$12,558.83

(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of April 27, 2004 of the maximum amount of 6% Convertible Subordinated Notes due 2007 (the “Existing Notes”) that may be received by the Registrant from tendering holders in the exchange offer.

(2)	Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed March 22, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,558.83

Form or Registration No.: Form S-4 (File No. 333-113790)

Filing Party: ViroPharma Incorporated

Date Filed: March 22, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

ViroPharma Incorporated (the “Company”), a Delaware corporation, amends (the “Amendment”) the Tender Offer Statement on Schedule TO, as amended, originally filed with the Securities and Exchange Commission on April 28, 2004 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to all of its outstanding 6% Convertible Subordinated Notes due 2007 (the “Existing Notes”) for 6% Convertible Senior Plus Cash NotesSM due June 1, 2009 (the “Plus Cash Notes”) (the “Exchange Offer”) upon the terms and subject to the conditions set forth in the preliminary prospectus (the “Preliminary Prospectus”) and the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) and in the related revised Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(3) to this Schedule TO, respectively.

o	The expiration date of the exchange offer is now June 11, 2004;

o	The exchange offer is now subject to the condition, which we may waive as to all holders, that we are not obligated to complete the exchange offer if less than $102,320,000 in aggregate principal amount of the existing notes are tendered in the exchange offer;

o	The maximum number of base shares issuable upon a conversion of Plus Cash Notes is changed from 452.38 to 180.95, which reflects a change in the minimum share price to be used to determine the number of base shares from $1.00 to $2.50; and

o	We have agreed that if the exchange offer is completed, then for a period of 18 months following the first issuance of the Plus Cash Notes, but only if any Plus Cash Notes remain outstanding, we will be prohibited from engaging directly or indirectly in any repurchase transaction, debt-for-equity swaps or similar transactions with respect to the existing notes; provided, however, that we will be permitted to engage directly or indirectly in any of the foregoing types of transactions if the value of the consideration paid by us does not exceed $0.775 for each one dollar of principal amount of existing notes acquired in such transaction.

Unless otherwise stated below, the information set forth in the Preliminary Prospectus and the Preliminary Prospectus Supplement, the related exhibits thereto, and the related revised Letter of Transmittal, is hereby expressly incorporated herein by reference in response to all items of this Amendment. You should read this Amendment together with the Schedule TO that we filed on April 28, 2004 as amended on May 24, 2004.

Item 3.    Identity and Background of Filing Person.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following person is added as an officer of the Company:

Name	Position
Colin Broom, M.D.	Vice President and Chief Scientific Officer

Item 4.    Terms of the Transaction.

(a)  Material terms.

(1)  Tender offers.

(ii) The Preliminary Prospectus Supplement amends the Preliminary Prospectus to reflect a change in the amount of consideration offered to security holders by changing the maximum number of base shares issuable upon a conversion of Plus Cash Notes from 452.38 to 180.95, which reflects a change in the minimum share price to be used to determine the number of base shares from $1.00 to $2.50. Further, the Preliminary Prospectus Supplement amends the Preliminary Prospectus to reflect that we may pay interest in cash or, solely at our option, in shares of our common stock, provided that we will not pay interest in shares of our common stock unless the simple average of the daily volume weighted average prices, which we call the “daily VWAPs,” of our common stock for the 10 trading days ending on and including the second trading immediately preceding the interest payment equals or exceeds the greater of (A) the quotient of (i) the simple average of the closing bid prices of our common stock for the five trading days ending on and including the second trading day immediately preceding the expiration date of the exchange offer, divided by (ii) 0.95 and (B) $2.50, which we refer to as the ‘threshold price’.

(iii) The Preliminary Prospectus Supplement amends the Preliminary Prospectus to extend the expiration date of the exchange offer from May 25, 2004 to June 11, 2004.

(xi) The information set forth in the Preliminary Prospectus Supplement under the caption “Capitalization” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(c)  Plans.

(3)	The information set forth in the Preliminary Prospectus Supplement under the caption “Capitalization” is incorporated herein by reference.

(6)	The information set forth in the Preliminary Prospectus and the Preliminary Prospectus Supplement under the caption “Risk Factors – Risks Related to ViroPharma” is incorporated herein by reference.

Item 10.    Financial Statements.

(a)  Financial information.

The following additional financial statements and information is incorporated herein by reference:

(2) The unaudited interim financial statements of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, as filed on May 5, 2004.

(3) The information set forth in the Preliminary Prospectus Supplement under the captions “Selected Consolidated Financial Data” and “Price Range of Common Stock;” and “Ratio of Earnings to Fixed Charges” are incorporated herein by reference.

(b) Pro forma. The information set forth in the Preliminary Prospectus Supplement under the caption “Capitalization” is incorporated herein by reference.

Item 12.    Exhibits.

(a	)(1)	Preliminary Prospectus, dated April 28, 2004 and the Preliminary Prospectus Supplement, dated May 26, 2004, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-113790) as amended.

(2)		Form of 6% Convertible Senior Plus Cash NotesSM Indenture between the Issuer and U.S. Bank National Association (the “Indenture”).*

(3)		Form of Letter of Transmittal.*

(4)	Form of Notice of Guaranteed Delivery.*

(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(6)	Form of Letter to Clients.*

(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(8)	Press Release issued March 19, 2004.**

(9)	Press Release issued April 28, 2004.**

(10)	Press Release issued May 21, 2004.**

(11)	Press Release issued May 26, 2004.***

(b)	Not applicable.

(d)(1)	Rights Agreement, dated as of September 10, 1998, between ViroPharma Incorporated and StockTrans, Inc., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to ViroPharma’s Registration Statement on Form 8-A filed on September 21, 1998).

(2)	2001 Equity Incentive Plan (previously filed as an exhibit to ViroPharma’s Form 10-K for the year ended December 31, 2001).

(3)	1995 Stock Option and Restricted Share Plan, as amended (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(4)	Amended and Restated ViroPharma Incorporated Employee Stock Purchase Plan (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(5)	Amended and Restated Certificate of Incorporation of the Company, as amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 18, 1999, as further amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 24, 2000 (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2000).

(6)	Amended to Stock Purchase Agreement dated June 26, 2003 between ViroPharma Incorporated and Wyeth (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2003).

(g)	See Exhibit (a)(1) above.

1.	The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. File No. 333-113790) as amended and incorporated herein by reference.

**	Previously filed.

***	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

VIROPHARMA INCORPORATED

/S/ VINCENT J. MILANO
Name: Title:	Vincent J. Milano Vice President, Chief Financial Officer and Treasurer

Date: May 26, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Preliminary Prospectus, dated April 28, 2004 and the Preliminary Prospectus Supplement, dated May 26, 2004, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-113790) as amended.

(a)(2)	Form of 6% Convertible Senior Plus Cash NotesSM Indenture between the Issuer and U.S. Bank National Association (the “Indenture”).*

(a)(3)	Form of Letter of Transmittal.*

(a)(4)	Form of Notice of Guaranteed Delivery.*

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Letter to Clients.*

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)	Press Release issued March 19, 2004.**

(a)(9)	Press Release issued April 28, 2004.**

(a)(10)	Press Release issued May 21, 2004.**

(a)(11)	Press Release issued May 26, 2004.***

(d)(1)	Rights Agreement, dated as of September 10, 1998, between ViroPharma Incorporated and StockTrans, Inc., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to ViroPharma’s Registration Statement on Form 8-A filed on September 21, 1998).

(2)	2001 Equity Incentive Plan (previously filed as an exhibit to ViroPharma’s Form 10-K for the year ended December 31, 2001).

(3)	1995 Stock Option and Restricted Share Plan, as amended (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(4)	Amended and Restated ViroPharma Incorporated Employee Stock Purchase Plan (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(5)	Amended and Restated Certificate of Incorporation of the Company, as amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 18, 1999, as further amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 24, 2000 (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2000).

(g)	See Exhibit (a)(1) above.

*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-113790) as amended and incorporated herein by reference.

**	Previously filed.

***	Filed herewith.